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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 15, 2006

SCOR

(Exact name of Registrant as specified in its chapter)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): Not Applicable

_____________________________________________________________________

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 15, 2006

SCOR (Registrant)

By:	/s/ Patrick Thourot
Patrick Thourot Chief Operating Officer

RULE 135(c) NOTICE

FOR RIGHTS OFFERING

SCOR Capital Increase

November 15, 2006 – SCOR announced on November 14, 2006 the launch of a capital increase in the amount of approximately €377 million through the issuance of preferential subscription rights for 215,282,014 new ordinary shares.

The capital increase will be carried out through the issuance of preferential subscription rights, free of charge, to holders of SCOR’s ordinary shares of record as of the close of trading on Euronext Paris on November 15, 2006, at a rate of one right per share held. Nine rights will entitle their holder to subscribe for two new shares at the price of €1.75 per share. The rights will be issued and detached from the existing shares, and the subscription period will start, on November 16, 2006, and will end on November 29, 2006, inclusive. Rights remaining unexercised at the end of the subscription period will expire.

The preferential subscription rights and the new shares have not been and will not be registered under the applicable securities laws of the United States, or any other jurisdiction outside of France. Accordingly, holders of rights in the United States will not be able to exercise or sell rights and holders located elsewhere outside of France will be able to exercise or sell rights only in limited circumstances. For holders of SCOR’s American Depositary Shares, rights attributed in respect of deposited shares are expected to be sold on their behalf on Euronext Paris before such rights lapse.

This document is not an offer of securities for sale nor the solicitation of an offer to purchase securities in the United States. Securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933 or exempt from registration. The shares of SCOR referred to in this press release have not been and are not being registered under the U.S. Securities Act and SCOR does not intend to make a private placement or a public offer of such securities in the United States. This notice is issued pursuant to Rule 135(c) of the Securities Act of 1933.